File No. 812-14853

As filed with the Securities and Exchange Commission on March 26, 2018

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE 1940 ACT, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN ARRANGEMENTS

OFI CARLYLE GLOBAL PRIVATE CREDIT FUND

OC PRIVATE CAPITAL, LLC

6803 South Tucson Way

Centennial, Colorado 80112

Please direct all communications regarding this Application to:

Joseph Benedetti, Esq.

OC Private Capital, LLC

225 Liberty Street

New York, New York 10281

With copies to:

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

This Application (including Exhibits) contains 21 pages.

TABLE OF CONTENTS

I. THE PROPOSAL	1
II. STATEMENT OF FACTS	2
A. The Applicants	2
B. Current Structure and Characteristics	3
C. Proposed Class Structure and Characteristics	3
III. EXEMPTIONS REQUESTED	5
A. The Multiple Class System	5
B. Early Withdrawal Charge	6
C. Asset-Based Service and/or Distribution Fees	6
IV. COMMISSION AUTHORITY	6
V. DISCUSSION	6
A. Background	6
B. Multiple Classes of Shares – Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act	8
C. Early Withdrawal Charge	11
D. Waiver of Early Withdrawal Charges	12
E. Asset-Based Service and/or Distribution Fees	13
VI. APPLICANTS’ CONDITION	14
VII. CORPORATE ACTION	15
VIII. CONCLUSION	15

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of: OFI CARLYLE GLOBAL PRIVATE CREDIT FUND OC PRIVATE CAPITAL, LLC Investment Company Act of 1940 File No. 812-14853	AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE 1940 ACT, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN ARRANGEMENTS

I.	THE PROPOSAL

OFI Carlyle Global Private Credit Fund (the “Fund”) and OC Private Capital, LLC (the “Adviser”) (together, the “Applicants”) seek an order of the Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, granting an exemption from Rule 23c-3 of the 1940 Act, and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of shares of beneficial interest (“Shares”)[1] with varying sales loads and asset-based service and/or distribution fees and to impose early withdrawal charges, as described more fully in this Application. The Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which the Adviser, its successors, or any entity controlling, controlled by, or under common control with the Adviser, or its successors,[2] acts as investment adviser, and which provides periodic liquidity with respect to its Shares through tender offers conducted in compliance with either Rule 23c-3 under the 1940 Act or Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (each a “Future Fund” and, together with the Fund, the “Funds”).[3] The Fund and any Future Fund relying on this relief will do so in a manner consistent with the terms and conditions of this Application. Applicants represent that any person presently intending to rely on the order requested in this Application is listed as an Applicant.

The Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act.

The Fund’s investment objective is to generate attractive risk-adjusted returns, while producing current income, by opportunistically allocating its assets across a wide range of credit strategies. The Shares are currently being offered on a continuous basis at net asset value per share plus the applicable sales load, as described in the Fund’s prospectus. The Fund currently issues a single class of Shares (the “Initial Class Shares”).

The Shares are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. In order to provide some liquidity to shareholders, the Fund is structured as an “interval fund” and makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at net asset value (“NAV”), pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements.

The Fund seeks an order permitting it to offer additional classes of Shares, as described below. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of the Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from the other classes from time to time. As a result, the net asset value per Share of the classes may differ over time.

Under the proposal, the Initial Class Shares would be offered at net asset value plus the applicable front-end sales load and an annual asset-based distribution and/or service fee. A new Share class (the “New Class”) would be offered at net asset value and may (but would not necessarily) be subject to a front-end sales load, an annual asset-based service and/or distribution fee and/or an early withdrawal charge. Initial Class Shares would continue to be offered at net asset value plus the applicable sales load and an annual asset-based distribution and/or service fee. Each class of Shares would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory Authority (“FINRA”), as such rule may be amended, or any successor rule thereto (“FINRA Rule 2341”)[4] as if it applied to the Fund. The structure of the proposed classes of Shares is described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”

If this Application for an order is granted, the above classes of Shares may or may not be offered. Additional classes of Shares may be added in the future.

A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants. See, e.g., Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Inv. Co. Rel. No. 32865 (Oct. 23, 2017) (Notice) and Inv. Co. Rel. No. 32901 (Nov. 20, 2017) (Order); Sharespost 100 Fund and SP Investments Management, LLC, Inv. Co. Rel. No. 32767 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32798 (Aug. 28, 2017) (Order); USQ Core Real Estate Fund and Union Square Capital Partners, LLC, Inv. Co. Rel. No. 32768 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32799 (Aug. 28, 2017) (Order); CION Ares Diversified Credit Fund, et al., Inv. Co. Rel. No. 32678 (June 13, 2017) (Notice) and Inv. Co. Rel. No. 32731 (July 11, 2017) (Order).

II.	STATEMENT OF FACTS
A.	The Applicants

The Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund is structured as an “interval fund” and continuously offers its Shares. The Fund was organized under the laws of the State of Delaware on December 13, 2017.

The Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund’s periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of the Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund was an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3 under the 1940 Act, the Fund will treat an early withdrawal charge as if it were a contingent deferred sales load (“CDSL”).[5]

The Adviser is a limited liability company organized under the laws of the state of Delaware. The Adviser, established in 2017, is a joint venture between affiliates of OFI Global Asset Management, Inc. (“OFI”) and The Carlyle Group (“Carlyle”) and is controlled by each of OFI and Carlyle. The Adviser serves as investment adviser to the Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

B.	Current Structure and Characteristics

As noted above, Shares are currently being offered on a continuous basis pursuant to a registration statement under the Securities Act at their net asset value per share plus the applicable sales load.

The Fund, as a closed-end investment company, does not continuously redeem Shares as does an open-end management investment company. Shares of the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as NASDAQ. Furthermore, it is not expected that any secondary market will ever develop for the Shares. In order to provide some liquidity to shareholders, the Fund is structured as an “interval fund” and conducts quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements. Any other investment company that intends to rely on this relief will provide periodic liquidity to shareholders in accordance with either Rule 23c-3 under the 1940 Act or Rule 13e-4 under the 1934 Act.

C.	Proposed Class Structure and Characteristics

The Fund proposes to engage in a continuous offering of Shares in the manner described below. The Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, the Fund’s Board could adopt this or another sales charge structure.

Initial Class Shares would continue to: (1) be offered with an applicable sales load ranging from 0.00% to 3.50% based on the amount invested in the Fund; (2) be subject to minimum initial investment requirements of $25,000 for regular and retirement plan accounts, and minimum subsequent investment requirements of $5,000; and (3) be offered with an annual asset-based service and/or distribution fee, in each case as set forth in the Fund’s prospectus, as amended or supplemented from time to time. The Fund does not currently intend to impose an early withdrawal charge or a repurchase fee, but may do so in the future.

If the Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2% of the shareholder’s repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. Unlike a distribution-related charge, the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations. Repurchase fees, if charged, will equally apply to New Class Shares and to all classes of Shares of the Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were a registered open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, the repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.

New Class Shares would be offered at net asset value and may be subject to a front-end sales load, an annual asset-based service and/or distribution fee, an early withdrawal charge and/or a repurchase fee; these charges would differ in some respect from those applicable to the Initial Class Shares.

Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the limits established by FINRA Rule 2341.

The Fund has adopted a distribution and service plan in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a “Distribution and Service Plan”). The Fund’s Board will adopt a Distribution and Service Plan for the New Class in a manner consistent with Rule 12b-1. The Distribution and Service Plan will be approved by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” of the Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Service Plan or in any agreements related to the Distribution and Service Plan, as provided for in Rule 12b-1. Pursuant to a Distribution and Service Plan, the Fund will pay the Fund’s distributor (the “Distributor”) an ongoing distribution and service fee (the “Distribution and Servicing Fee”) at an annualized rate of 0.85% of the average monthly net assets attributable to the Initial Class Shares. This Distribution and Servicing Fee will consist of compensation at a rate of 0.60% for the distribution, sale and marketing of the Shares and 0.25% for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based Distribution and Servicing fees comply with the provisions of FINRA Rule 2341. Applicants represent that the Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company.

All Distribution and Servicing Fees with respect to any New Class Shares would be paid pursuant to a Distribution and Service Plan adopted by the Fund with respect to the class. Under any future Distribution and Service Plan, the Fund, either directly or through the Distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of FINRA Rule 2341. The Fund may offer additional classes of Shares in the future which charge different distribution and/or service fees and/or sales loads. In all cases, such sales loads and asset-based distribution and service fees charged will comply with the provisions of FINRA Rule 2341. The Fund does not intend to offer any exchange privilege or conversion feature, but any such privilege or feature introduced in the future will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Fund were an open-end investment company.

All expenses incurred by the Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution and Service Plan of that class (if any), shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

In addition to distribution and/or service fees, each class of Shares of the Fund may, by action of the Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)	administrative and/or accounting or similar fees (each as described in the Fund’s prospectus, as amended or supplemented from time to time);
(2)	legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses, and proxies;

(3)	Blue Sky fees incurred by a specific class;
(4)	Commission registration fees incurred by a specific class;
(5)	expenses of administrative personnel and services required to support the shareholders of a specific class;
(6)	Trustees’ fees incurred as a result of issues relating to a specific class;
(7)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;
(8)	incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;
(9)	account expenses relating solely to a specific class;
(10)	expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and
(11)	any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of the Fund not allocated to specific classes as described above will be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.

From time to time, the Board of the Fund may create and offer additional classes of Shares, or may vary the characteristics described above of Initial Class and New Class Shares, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Service Plan as to such class; (2) voting rights with respect to a Distribution and Service Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values per Share resulting from differences in fees under a Distribution and Service Plan or in class expenses; (6) any early withdrawal charge or other sales load structure; and (7) any exchange or conversion features, as permitted under the 1940 Act. The Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. The Fund’s repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values per Share resulting from differences in fees under a Distribution and Service Plan and/or service plan or in class expenses.

Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of the Fund allocated to a particular class of the Fund’s Shares will be borne on a pro rata basis by each outstanding Share of that class.

III.	EXEMPTIONS REQUESTED
A.	The Multiple Class System

Applicants request exemptive relief to the extent that the Fund’s issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of “senior security”[6] within the meaning of Section

18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2)of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) under the 1940 Act to the extent that rule is construed to prohibit the imposition of early withdrawal charges by the Fund.

C.	Asset-Based Service and/or Distribution Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Fund to pay asset-based service and/or distribution fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the 1940 Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or other joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION
A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management (the “Division”) recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.[7] For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a virtually complete liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements.[8]

One exception to the liquid/illiquid dichotomy has been the so-called “prime rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3 (“Closed-end Tender Offer Funds”).

Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[9] The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[10] The Division thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[11] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[12]

The prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.[13] Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the initial closed-end interval funds make further innovation appropriate. Moreover, a number of precedents exist for the implementation of a multiple-class system, the imposition of early withdrawal charges and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief. See, e.g., Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Inv. Co. Rel. No. 32865 (Oct. 23, 2017) (Notice) and Inv. Co. Rel. No. 32901 (Nov. 20, 2017) (Order); Sharespost 100 Fund and SP Investments Management, LLC, Inv. Co. Rel. No. 32767 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32798 (Aug. 28, 2017) (Order); USQ Core Real Estate Fund and Union Square Capital Partners, LLC, Inv. Co. Rel. No. 32768 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32799 (Aug. 28, 2017) (Order); CION Ares Diversified Credit Fund, et al., Inv. Co. Rel. No. 32678 (June 13, 2017) (Notice) and Inv. Co. Rel. No. 32731 (July 11, 2017) (Order).

B.	Multiple Classes of Shares – Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that the Fund’s issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2)of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its the common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).[14] Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends .. . .

Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to . . . payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) shareholders of different classes may pay different distribution fees, different shareholder services fees, and any other expenses (as described above in Section II.C.5) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of shares of the Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.

Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future shareholders will benefit if new classes of Shares with different pricing structures are created providing investors with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit the Fund to facilitate the distribution of Shares and provide investors with a broader choice of shareholder options.

By contrast, if the Adviser and the Distributor were required to sponsor the organization of new, separate funds rather than new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by shareholders, as compared to the creation of additional Share classes of the Fund.

Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.[15]

Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Fund’s assets. In addition, the proposed system will not increase the speculative character of the Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. The Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, the Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences related to repurchases.

In particular, the Fund proposes to offer Shares continuously at net asset value. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here.

While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.[16] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Fund would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of shareholders. The Fund is also aware of the need for full disclosure of the proposed Multiple Class System in its prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2341. Applicants also represent that the Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, the Fund will disclose fund expenses borne by shareholders during the reporting period in shareholder reports[17] and describe in its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.[18] The Fund will include any such disclosures in its shareholder reports and prospectus to the extent required as if the Fund were an open-end fund. The Fund and the Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.[19] The Fund or the Distributor will contractually require that any other distributor of the Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge and private equity funds.[20] Applicants will comply with all such applicable disclosure requirements.

The requested relief is substantially similar to prior exemptions granted by the Commission to Blackstone / GSO Floating Rate Enhanced Income Fund, Sharespost 100 Fund, USQ Core Real Estate Fund and CION Ares Diversified Credit Fund.[21] In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Fund.

C.	Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Fund to impose early withdrawal charges, which are distribution-related fees payable to the Distributor, on Shares submitted for repurchase that have been held for less than a specified period. The Fund is seeking to impose early withdrawal charges that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Fund intends to assess early withdrawal charges in much the same way non-interval funds currently assess early withdrawal charges. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of early withdrawal charges would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Fund would for its Shares. Any early withdrawal charge imposed by the Fund will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Rule 23c-3 Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition” of CDSLs.[22] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds,

Such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[23]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Rule 2341, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a nondiscriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of early withdrawal charges in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose early withdrawal charges.

With respect to the policy considerations supporting imposition of early withdrawal charges, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[24] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose early withdrawal charges although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of the Fund’s Initial Class Shares, the Distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Rule 23c-3 Proposing Release nor the Rule 23c-3 Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing early withdrawal charges. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[25] The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the 1934 Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing early withdrawal charges.[26] There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, the Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the early withdrawal charges (and any scheduled waivers of the early withdrawal charge) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. The Fund also will disclose early withdrawal charges in accordance with the requirements of Form N-1A concerning contingent deferred sales charges.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Rule 2341on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Rule 2341 on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[27] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge early withdrawal charges to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.	Waiver of Early Withdrawal Charges

The Fund may grant waivers of the early withdrawal charges on repurchases in connection with certain categories of shareholders or transactions established from time to time. The Fund will apply the early withdrawal charge (and any waivers or scheduled variations of the early withdrawal charge) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the early withdrawal charge, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of the Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The early withdrawal charge may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Fund, the waiver of the early withdrawal charge works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”[28] In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.[29] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[30] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, early withdrawal charges, subject to appropriate safeguards.

E.	Asset-Based Service and/or Distribution Fees

Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Fund to impose asset-based service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.[31]

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

The Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class as if the Fund were an open-end investment company. Therefore, the Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,[32] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[33]

Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Fund’s financing the distribution of its Shares should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that the Fund’s asset-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.

Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSLs, subject to certain conditions. The Fund may establish one or more classes of Shares that impose CDSLs, and Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSLs. Applicants further state that, in the event it imposes CDSLs, the Fund will apply the CDSLs (and any waivers or scheduled variations of the CDSLs) uniformly to all shareholders of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act.

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with FINRA Rule 2341, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CORPORATE ACTION

The Fund’s Amended and Restated Declaration of Trust empowers the Fund’s Board of Trustees (the “Board,” each member a “Trustee”) to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board has adopted resolutions, attached as Exhibit B, authorizing the Fund’s officers to file the Application with the Commission.

VIII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased.  Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

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Authorization and Signatures

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As President and Principal Executive Officer of OFI Carlyle Global Private Credit Fund, Kamal Bhatia is authorized to sign and file this document on behalf of OFI Carlyle Global Private Credit Fund.

OFI Carlyle Global Private Credit Fund

By:   /s/ Kamal Bhatia

Name: Kamal Bhatia
Title: President and Principal Executive Officer
Date: March 26, 2018

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Chief Executive Officer of OC Private Capital, LLC, Kamal Bhatia is authorized to sign and file this document on behalf of OC Private Capital, LLC.

OC Private Capital, LLC

By:   /s/ Kamal Bhatia
Name: Kamal Bhatia
Title: Chief Executive Officer
Date: March 26, 2018

List of Attachments and Exhibits

Exhibit A

1.       Verification of OFI Carlyle Global Private Credit Fund

2.       Verification of OC Private Capital, LLC

Exhibit B - Resolutions

Exhibit A

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of OFI Carlyle Global Private Credit Fund, that he is the President and Principal Executive Officer of such entity and that all action by officers, trustees, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

OFI CARLYLE GLOBAL PRIVATE CREDIT FUND

By:   /s/ Kamal Bhatia

Name: Kamal Bhatia

Title: President and Principal Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of OC Private Capital, LLC, that he is the Chief Executive Officer of such entity and that all action by officers, members, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

OC PRIVATE CAPITAL, LLC

By:   /s/ Kamal Bhatia

Name: Kamal Bhatia

Title: Chief Executive Officer

Exhibit B

Resolutions of the Board of Trustees of

OFI Carlyle Global Private Credit Fund

RESOLVED, that an application for multi-class exemptive relief, be and hereby is, approved in all respects and the filing of such application for multi-class exemptive relief with the SEC, be and hereby is, approved in all respects; and

RESOLVED, that each of the officers of OFI Carlyle Global Private Credit Fund (the “Fund”) is hereby authorized in the name and on behalf of the Fund, to make or cause to be made, and to execute and cause to be filed with the SEC, any and all amendments to such application for multi-class exemptive relief, effecting such changes as any such officer or officers may deem necessary or advisable.

[1] As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest of the Fund (or any other registered closed-end management investment company relying on the requested order).

[2] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] The terms “control,” and “investment adviser” are used as defined in Sections 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

[4] As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

[5] A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Fund.

[6] Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.15 and accompanying text.

[7] Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

[8] Id. at 424.

[9] Id. at 439-40.

[10] Id. at 424.

[11] Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).

[12] Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and permitted periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[13] Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 27.

[14] Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

[15] See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

[16] See, e.g., Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Inv. Co. Rel. No. 32865 (Oct. 23, 2017) (Notice) and Inv. Co. Rel. No. 32901 (Nov. 20, 2017) (Order); Sharespost 100 Fund and SP Investments Management, LLC, Inv. Co. Rel. No. 32767 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32798 (Aug. 28, 2017) (Order); USQ Core Real Estate Fund and Union Square Capital Partners, LLC, Inv. Co. Rel. No. 32768 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32799 (Aug. 28, 2017) (Order); CION Ares Diversified Credit Fund, et al., Inv. Co. Rel. No. 32678 (June 13, 2017) (Notice) and Inv. Co. Rel. No. 32731 (July 11, 2017) (Order).

[17] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).

[18] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

[19] Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

[20] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules 12d1-1, et seq. of the 1940 Act.

[21] See supra note 16.

[22] Rule 23c-3 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part:

The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

[23] Id.

[24] Rule 23c-3 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

[25] See Rule 23c-3 Proposing Release, Section II.A.7; Rule 23c-3 Adopting Release, Section II.A.7.

[26] See Rule 23c-3 Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

[27] See, e.g., Blackstone / GSO Floating Rate Enhanced Income Fund, et al.; Sharespost 100 Fund and SP Investments Management, LLC and USQ Core Real Estate Fund and Union Square Capital Partners, supra note 16.

[28] Inv. Co. Act Rel. No. 14390 (February 2, 1985).

[29] Id.

[30] Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[31] Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.

[32] See Bearing of Distribution Expenses by Mutual Funds, Inv. Co. Act Rel. No. 11414 (October 28, 1980).

[33] Id. Fed. Sec. L. Rep. (CCH) at 83,733.